

Mail Stop 4631

January 22, 2010

By U.S. Mail

Ira G. Boots
Chief Executive Officer
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

Re: Berry Plastics Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed January 20, 2010
File No. 333-163951

Dear Mr. Boots:

We have reviewed your filing and have the following comments.

<u>Exhibit 5.1</u>

1.   We note that counsel's opinions that the Registered Notes and the Guarantees are valid and legally binding obligations are expressly limited by "applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law)." In view of these limitations, please tell us why counsel is also expressing "no opinion as to (i) whether a federal or state court outside New York would give effect to any choice of law provided for in the Registered Notes, (ii) any provisions of the Registered Notes that relate to the subject matter jurisdiction of the federal or state courts of a particular jurisdiction to adjudicate any controversy related to the Registered Notes or the transactions contemplated thereby, (iii) any waiver of inconvenient forum set forth in the Registered Notes or (iv) any waiver of jury trial found in the Registered Notes." Please note that we may have additional comments based on your response.

2.   Please confirm to us that counsel's reference to the General Corporation Law of the State of Delaware includes the statutory provisions and reported judicial decisions interpreting that statute.

3.   Please have counsel revise its opinion to eliminate the penultimate paragraph, which limits the ability of investors to rely on the opinion. Investors are entitled to benefit from and rely on counsel's opinion.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Dieter King, staff attorney, at (202) 551-3338 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Andrew J. Nussbaum, Esq. (Via Facsimile 212-403-2269)